FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2005


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  Canons Court
                               22 Victoria Street
                                 Hamilton HM 12
                                     Bermuda
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]   Form 40-F [_]

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [_]   No [X]


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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

      Attached hereto is a copy of a letter to shareholders from Herbjorn Hansson, Chairman and CEO of Nordic American Tanker Shipping Limited, issued on July 1, 2005.

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[OBJECT OMITTED]

Nordic American Tanker Shipping Ltd. (NAT) - (NYSE: NAT) Letter to the Shareholders

Hamilton, Bermuda, July 1, 2005

Dear Shareholder:

It is six months since I wrote to you, and it is again time to give you a snapshot of where we stand. Since my last letter of December 17, 2004, many positive things have happened in NAT - events that have been announced.

At the end of 2004 we had four vessels. Now, the fleet has increased to seven vessels, including the acquisition announced June 24th of a 1998 built double hull suezmax tanker. It is expected that this tanker will be delivered to us by the end of August.

This means that during September and the last quarter of this year we expect to have at least six ships operating in the spot market or on spot related terms, as compared to the three ships that we had operating on such terms during most of the first quarter, and five ships during the second quarter. As you know, we have one ship on a long-term fixed rate bareboat charter contract.

A spot fleet of six ships enables us to pay a higher dividend than a spot fleet of five ships.

The cash break-even for our seven vessel fleet is expected to be in the region of USD 7,000 per day, on the assumption that the vessel to be delivered to us in August 2005 is financed by a non retiring loan drawn under our credit facility.

Our growth policy is based on the premise that any project that we may undertake must be accretive to earnings and dividends per share and have a satisfactory return. We do not intend to deviate from that policy.

Maximum dividend to our shareholders and maximum value creation are the most important elements of our strategy. We also wish to convey a strong message of predictability in order for you to feel secure that maximum value creation is always in focus in NAT.

Another important dimension of our strategic platform is to own modern high quality double hull and environmentally friendly vessels, which are operated at the very highest standards.

In my December 2004 message to you, I told you that at the time, we had a very good foundation for NAT's further development. This prediction was right, and I am pleased to report that NAT has become an even more respected player in the market place. We believe that we enjoy a high reputation among all our friends in the oil industry - and our platform to develop NAT further has strengthened since the turn of the year.

In addition to you, our shareholders, our valued customers represent a very important constituency. Our focus on customers will never cease.

The spot market entails a higher risk and return potential than the timecharter market. That is one reason why the policy of our Board is to maintain a strong balance sheet with no or a limited amount of debt. We have a USD 300 million credit line which has been provided to NAT by four international shipping banks. This credit line, unused at the time of writing, is a forceful tool for expansion and is a sign of the trust that these first class banks place in our Company. As indicated above, we expect that this credit line will be used to finance the recently acquired vessel which is expected to be delivered to us in August.

As in the past, our general policy remains not to accumulate cash on our balance sheet. That is because we believe that the cash belongs to you, our shareholders. In addition, in our judgment, it is also very expensive to retain a lot of cash on the balance sheet, as compared to the price of maintaining a credit line which may be used when needed.

As I write this letter, spot rates are lower when compared with the exceptionally high rates we enjoyed the last quarter of 2004 and into 2005. We do not try to predict short term rates - they may rise from here, they may remain at the same level or they may drop.

However, our general view is that tanker market dynamics are favorable, whilst we may see normal seasonal variations. The pattern is often that rates may be weaker during late spring/in the middle of the year than during autumn and the winter season. Above all, the longer term prospects depend on developments at the macro economic level. The US and the Far East, in particular China, are key players in this regard.

We are very pleased by the support shareholders are giving NAT. Many of you are in direct communication with us, expressing views and comments on the status of the Company. I would encourage such an active approach. We are always there to communicate with you.

Thank you very much for reading this message. We always welcome and encourage your active participation in the development of the Company.

Please see our web site: www.nat.bm, where you find all of our contact details.
                         ----------

Sincerely,
Herbj0rn Hansson
Chairman & CEO


            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intend", "estimate", "forecast", "project", "plan", "potential", "will", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement and our Annual Report on Form 20-F.


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                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  July 1, 2005                     By:/s/ Herbjorn Hansson
                                            ----------------------------
                                                Herbjorn Hansson
                                                Chairman and
                                                Chief Executive Officer

01318.0002 #583905